                                   EXHIBIT 11


              INTERCELL INTERNATIONAL CORPORATION AND SUBSIDIARIES
                   COMPUTATION OF NET INCOME (LOSS) PER SHARE
                                   (Unaudited)



                                                 Three months                   Nine months
                                                ended June 30,                 ended June 30,
                                      ---------------------------------  ---------------------------
                                           2002              2001            2002          2001
                                      ---------------  ----------------  ------------  -------------
Net income (loss)                     $       597,000  $   (    25,000)  $(  174,000)  $(    65,000)

Deemed dividends on Series C and
  D preferred stock relating to
  in-the-money conversion terms                     -      (    14,000)            -    (    43,000)
Accrued dividends on Series D and E
  preferred stock                                   -      (    39,000)            -    (   117,000)
Accretion on Series C and E
  preferred stock                                   -      (     6,000)   (    1,000)   (    16,000)
                                      ---------------  ----------------  ------------  -------------

Net income (loss) applicable to
  common shareholders                 $       597,000  $   (    84,000)  $(  175,000)  $(   241,000)
                                      ===============  ================  ============  =============

Weighted average number of common
  shares outstanding                        8,631,471        4,995,100     8,490,720      4,995,100
                                      ===============  ================  ============  =============

Basic and diluted income (loss) per
  share applicable to common
  shareholders:
    Income (loss) from continuing
      operations                      $          0.07  $   (      0.02)  $(     0.02)  $(      0.06)
    Gain from discontinued
      operations                                 0.00             0.00          0.00           0.01
                                      ---------------  ----------------  ------------  -------------

Basic and diluted loss per common
  share                               $          0.07  $   (      0.02)  $(     0.02)  $(      0.05)
                                      ===============  ================  ============  =============


Stock options, warrants and convertible preferred stock are not considered in the calculations for those periods with net losses as the impact of the potential common shares (approximately 348,850 shares at June 30, 2002 and 3,517,438 shares at June 30, 2001) would be to decrease net loss per share. Stock options and warrants were excluded from the computation of diluted EPS for the three month period ended June 30,2002, because the options and warrants' exercise prices were greater than the average market price of the common shares.


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